UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GulfSlope Energy, Inc.
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(Name of Issuer)

Common Stock, par value $0.001
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(Title of Class of Securities)

40273W 105
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(CUSIP Number)

May 1, 2012
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  40273W 105

1.  Name of Reporting Persons.
 I.R.S. Identification Nos. of above persons (entities only).

John B. Connally III

2.  Check the Appropriate Box If a Member of a Group (See Instructions).
     (a)  [  ]
     (b)  [X]

3.  SEC Use Only.

4.  Source of Funds (See Instructions).

OO

5.  Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).  [   ]

6.    Citizenship or Place of Organization.

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY. EACH REPORTING PERSON WITH:	7.	Sole Voting Power.	50,000,000	See Item 5

	8.	Shared Voting Power.	-

	9.	Sole Dispositive Power	50,000,000	See Item 5

	10.	Shared Dispositive Power.	-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

50,000,000 (See Item 5)

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).   [  ]

13.  Percent of Class Represented by Amount in Row (11).

32.5%(1)

14.  Type of Reporting Person (See Instructions).

IN

(1)  Based solely upon information from the Issuer that as of May 4, 2012, there were 153,650,000 shares of common stock beneficially outstanding.

ITEM 1.       SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of GulfSlope Energy, Inc. (the “Issuer”). The Issuer’s address is 3984 Washington Blvd. #342, Fremont, CA 94538.

ITEM 2.       IDENTITY AND BACKGROUND.

    (a)  Name.  This statement is filed by John B. Connally III, an individual.

(b)  Residence or 3 Riverway, Ste. 1800, Houston, Texas 77056.

(c)  Principal Occupation and Business Address.  Mr. Connally is an independent oil and gas investor.

(d)  Five Year Criminal History.  The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Five Year Civil History.  The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result which the Reporting Person became or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.  The Reporting Person is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was issued 50,000,000 shares of the Issuer’s common stock pursuant to the terms of a consulting agreement, dated effective May 1, 2012.

ITEM 4.       PURPOSE OF TRANSACTION.

The Reporting Person initially acquired the Shares for investment purposes. The Reporting Person may purchase additional shares of the Issuer’s common stock or dispose of all or some of the Shares from time to time, in each case in open market or private transactions, or the Reporting Person may continue to hold the Shares.

Except as described herein, none of the Reporting Person has no present plans or proposals that would result in or relate to any of the transaction enumerated in Item 4 of Schedule 13D, although the Reporting Person reserves the right to exercise any and all of their respective rights as a stockholder of the Issuer from time to time.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount Beneficially Owned and Percent of Class:  The Reporting Person beneficially owns 50,000,000 shares of the Issuer’s common stock.  Based solely upon information from the Issuer that as of May 4, 2012, there were 153,650,000 shares of common stock beneficially outstanding, the Reporting Person beneficially owns 32.5% of the Issuers outstanding common stock.

(b)  Number of Shares as to which the Reporting Person has

(i)	Sole power to vote or to direct the vote: 50,000,000

(ii)	Shares power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 50,000,000

(iv)	Shares power to dispose or to direct the disposition of: 0

 (c) Transactions effected during the past 60 days or since the most recent filing of Schedule 13D:

The Reporting Person was issued 50,000,000 shares of the Issuer’s common stock pursuant to the terms of a consulting agreement, dated effective May 1, 2012 as described in Item 3, such disclosure being incorporated into this Item 5(c) by reference.

                    (d)  Not applicable.

(e)  Not applicable.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

None.

(1)  Based solely upon information from the Issuer that as of May 4, 2012, there were 153,650,000 shares of common stock beneficially outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 05/10/12

Signature: /S/ John B. Connally III

Name/Title: John B. Connally III